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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III



02003167

SEC FILE NUMBER
8-51564

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/00 (MM/DD/YY) AND ENDING 12/31/00 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Institutional Edge, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 Van Nostrand Avenue, Suite 201
(No. and Street)

Edgewood Cliffs	NJ	07632
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTANT IN REGARD TO THIS REPORT

Michael Klarin (201) 944-5447
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name – if individual, state last, first, middle name)

2121 San Jacinto, 15th Floor	Dallas	TX	75201
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

4 Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Klarin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Institutional Edge, LLC, as of December 31, 2000 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

PRESIDENT

Title

SWORN TO AND SUBSCRIBED BEFORE ME
THIS 22 DAY OF February 2002

LORRAINE THOMPSON
NOTARY PUBLIC OF NEW JERSEY
Commission No. 2263466
My Commission Expires Sept. 21, 2005

Lorraine Thompson
Notary Public

This report** contains (check all applicable boxes):

4	(a)	Facing page.
4	(b)	Statement of Financial Condition.
4	(c)	Statement of Income (Loss).
☐	(d)	Statement of Changes in Financial Condition.
4	(e)	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital
☐	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
4	(g)	Computation of Net Capital
☐	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐	(i)	Information Relating to the Possession or control Requirements Pursuant to Rule 15c3-3.
☐	(j)	A Reconcilation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
☐	(k)	A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
☐	(l)	An Oath or Affirmation
☐	(m)	A copy of the SIPC Supplemental Report.
☐	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL PROCESSING
RECEIVED
MAR 0 1 2002
354
SECTION

Financial Statements and Supplementary Information

Institutional Edge, LLC

Year ended December 31, 2001

0112-0254863

Institutional Edge, LLC

Financial Statements and Supplementary Information

Year ended December 31, 2001

Contents

0112-0254863



Ernst & Young LLP
Suite 1500
2121 San Jacinto Street
Dallas, Texas 75201

Phone: (214) 969-8000
Fax: (214) 969-8587
Telex: 6710375
www.ey.com

Report of Independent Auditors

Board of Directors and Members
Institutional Edge, LLC

We have audited the accompanying statement of financial condition of Institutional Edge, LLC (the Company) as of December 31, 2001, and the related statements of income, changes in members' equity, and cash flows for the year then ended, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Institutional Edge, LLC at December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

February 1, 2002

Institutional Edge, LLC

Statement of Financial Condition

December 31, 2001

Assets	
Cash	$ 146,422
Investments, at fair value	103,296
Due from clearing broker-dealer	651,440
Deposits with clearing broker-dealer	164,099
Fixed assets, net of accumulated depreciation of $24,951	2,408
Other	9,374
Total assets	$1,077,039
Liabilities and Members' Equity	
Liabilities:	
Accounts payable	$ 250,920
Members' equity:	
Contributed capital	125,000
Retained earnings	701,119
	826,119
Total liabilities and members' equity	$1,077,039

See accompanying notes.

Institutional Edge, LLC

Statement of Income

Year ended December 31, 2001

Revenues:	
Net gain on principal securities transactions	$ 2,766,054
Commissions	461,547
Interest	17,774
	3,245,375
Expenses:	
Clearing fees and commissions	1,000,213
Employee compensation and benefits	359,794
Technology and communication	129,844
Professional services	68,749
Other	74,270
	1,632,870
Net income	$ 1,612,505

See accompanying notes.

Institutional Edge, LLC

Statement of Changes in Members' Equity

Year ended December 31, 2001

	Contributed Capital	Retained Earnings	Total
Balance at December 31, 2000	$ 125,000	$ 338,614	$ 463,614
Net income	–	1,612,505	1,612,505
Distributions	–	(1,250,000)	(1,250,000)
Balance at December 31, 2001	$ 125,000	$ 701,119	$ 826,119

See accompanying notes.

Institutional Edge, LLC

Statement of Cash Flows

Year ended December 31, 2001

Operating Activities	
Net income	$ 1,612,505
Depreciation	1,604
Adjustments to reconcile net income to net cash provided by operating activities:	
Decrease in due from clearing broker-dealer	137,690
Increase in deposit with clearing broker-dealer	(651,440)
Increase in accounts payable	184,096
Net cash provided by operating activities	1,284,455
Financing Activity	
Distributions	(1,250,000)
Cash used in financing activity	(1,250,000)
Net increase in cash	34,455
Cash at beginning of year	111,967
Cash at end of year	$ 146,422

See accompanying notes.

Institutional Edge, LLC

Notes to Financial Statements

December 31, 2001

1. Nature of Operations

Institutional Edge, LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers. The Company is a New Jersey corporation formed as a limited liability company on January 27, 1999 (inception). The Company shall terminate on the earlier of December 31, 2025, or the occurrence of events defined in the Operating Agreement (the Agreement), dated January 27, 1999.

The Company operates under SEC rule 15c3-3(k)(2)(iii), which provides that all funds and securities belonging to the Company's customers are handled by a clearing broker-dealer. The Company introduces its customers to its clearing broker-dealer on a fee-sharing basis.

2. Summary of Significant Accounting Policies

Securities Transactions

Proprietary security transactions are recorded on a trade-date basis. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis.

Revenue Recognition

Commissions, gain on riskless principal transactions and related clearing expenses are recorded on a trade-date basis. Riskless principal transactions comprise the purchase and simultaneous sale of securities to customers at a markup.

Depreciation

Depreciation is provided on a straight-line basis using estimated useful lives of five to seven years.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

At December 31, 2001, the Company owned 7,992 shares of NASDAQ, which were purchased pursuant to an agreement made between NASDAQ and all broker-dealers. The investment in NASDAQ is valued at cost, which approximates fair value.

4. Due from Clearing Broker-Dealer

Due from clearing broker-dealer represents commissions earned on customers' trading activity and net receivables from settled and unsettled trades.

5. Deposits with Clearing Broker-Dealer

Deposits with clearing broker-dealer represent cash balances required to be maintained at the Company's clearing broker-dealer to facilitate proprietary security transactions.

6. Taxes

The Company has elected under provisions of the Internal Revenue Code to be taxed as a partnership. Therefore, no provision for income taxes is included in the accompanying financial statements as the members are individually liable for their share of the Company's taxable earnings.

7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1) that requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital, as original, of $711,041, which was $694,313 in excess of its required net capital of $16,728, and an aggregate indebtedness to net capital ratio of 0.35:1.

Subject to SEC restrictions on distributions to members, distributions to members can be made under a capital distribution policy approved by the Company's Board of Directors. During the year ended December 31, 2001, $1,250,000 in distributions were made to the members of the Company.

8. Commitments and Contingencies

Leases

The Company conducts operations from leased office facilities. Management expects that, in the normal course of business, leases that expire will be renewed or replaced by other leases.

Rental expenses for the year ended December 31, 2001, were $23,967.

At December 31, 2001, there were no rental commitments having terms in excess of one year.

9. Related Party Transactions

The Company receives commissions from its customers for trades introduced to its clearing broker-dealer. During the year ended December 31, 2001, the Company received commissions and recorded gains on principal securities transactions of approximately $825,000 from entities either directly or indirectly related to one of its members. The terms of these transactions are generally similar to those terms offered to other customers of the Company.

10. Concentration Risk

The Company received approximately 55% of its revenue from two customers.

Supplementary Information

Institutional Edge, LLC

Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2001

Net Capital	
Total members' equity	$ 826,119
Deductions and/or charges:	
Nonallowable assets	11,782
Net capital before haircuts on securities positions	814,337
Haircuts on securities	103,296
Net capital	$ 711,041
Computation of Basic Net Capital Requirement	
Minimum net dollar net capital required (6 2/3% of total aggregate indebtedness)	$ 16,728
Minimum dollar net capital requirement of reporting broker-dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 16,728
Net capital in excess of required minimum	$ 694,313
Excess net capital at 1000% (net capital minus 10% of total aggregate indebtedness)	$ 685,949
Ratio: Aggregate indebtedness to net capital	0.35:1
Reconciliation with Company's Computation	
Net capital, as reported in Company's Part II (Unaudited) FOCUS Report	$ 711,041
Net audit adjustments	–
Net capital per above	$ 711,041



■ Ernst & Young LLP
Suite 1500
2121 San Jacinto Street
Dallas, Texas 75201

■ Phone: (214) 969-8000
Fax: (214) 969-8587
Telex: 6710375
www.ey.com

Report of Independent Auditors on Internal Control

Board of Directors and Members
Institutional Edge, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Institutional Edge, LLC (the Company) for the year ended December 31, 2001, we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the criteria stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the

preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's criteria.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than the specified parties.

Ernst + Young LLP

Dallas, Texas
February 1, 2002